UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)



                              ANDREW CORPORATION
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                                   034425108
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                                (CUSIP Number)

                        Pequot Capital Management, Inc.
                              500 Nyala Farm Road
                          Westport, Connecticut 06880
                            Attn: Kevin E. O'Brien
                                (203) 429-2200
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 4, 2002
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                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                                             Page 2 of 6 Pages

CUSIP No. 034425108                   13D

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Pequot Capital Management, Inc.
       06-1524885

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]

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   3   SEC USE ONLY



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   4   SOURCE OF FUNDS*

       00

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Connecticut

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    NUMBER OF     7    SOLE VOTING POWER                6,926,444
     SHARES
  BENEFICIALLY
    OWNED BY    --------------------------------------------------------------
      EACH        8    SHARED VOTING POWER                    -0-
   REPORTING
    PERSON
      WITH      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER           6,926,444

                --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER               -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,926,444

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.1%

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  14   TYPE OF REPORTING PERSON*

       IA

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1. Security and Issuer.

     This statement (the "Schedule 13D") relates to the shares of common stock, $.01 par value ("Shares") of Andrew Corporation, a Delaware corporation (the "Company"). The Company's principal executive office is located at 10500 West 153rd Street, Orland Park, Illinois 60462.

Item 2. Identity and Background.

     This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts (the "Accounts").

     The  executive  officers of the  Reporting  Person are Messrs.  Arthur J.
Samberg and Kevin E. O'Brien; the directors of the Reporting Person are Messrs. Samberg and O'Brien; and the controlling shareholder is Mr. Samberg (collectively, the "Executive Officers, Directors and Controlling Person").
The business address of the Reporting Person and the Executive Officers, Directors and Controlling Person is 500 Nyala Farm Road, Westport, CT 06880.

     Neither the Reporting Person nor any of the Executive Officers, Directors and Controlling Person have, during the last five years, been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor any of the Executive Officers, Directors and Controlling Person have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Each of the Executive Officers, Directors and the Controlling Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On February 18, 2002, Celiant Corporation, a Delaware corporation ("Celiant"), the Company, and Ptolemy Acquisition Co., a Delaware corporation and wholly owned subsidiary of the Company ("Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Celiant merged with and into Sub (the "Merger") effective on June 4, 2002.

     Pursuant to the Merger Agreement, the shares of Celiant preferred stock owned by each of the Accounts (collectively, the "Investors" and each an "Investor") were converted into and exchanged for a combination of Shares of the Company and cash. As a result of the Merger the Accounts hold 6,926,444 shares of common stock of the Company.

     Under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the 6,926,444 Shares of the Company in the aggregate in the accounts of the Investors for which the Reporting Person exercises investment discretion.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the Shares beneficially owned by it as an investment and in the ordinary course of business. The Reporting Person intends to review on a continuing basis its investment in the Company, including the Company's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Shares or dispose of Shares in the open market, in privately negotiated transactions or in any other lawful manner.

     Pursuant to the Merger Agreement, the Company agreed to increase the Board of Directors of the Company by two persons and the Investors were given the right to fill one of such vacancies by designating one person to the Board of Directors. An employee of the Reporting Person was elected to the Board of Directors on June 5, 2002.

     Pursuant to the Registration Rights Agreement, dated as of June 4, 2002 (the "Registration Rights Agreement"), by and among the Company, the Investors and the other stockholders of Celiant, the Company has agreed to file, as promptly as practicable following the effective date of the Merger, a registration statement on Form S-3 (the "Registration Statement") covering the Shares issued to the Investors and the other stockholders of Celiant in the Merger (the "Registrable Securities"), and to keep such Registration Statement continuously effective for two years following the effective date of the Merger. During the first year following the Merger, no holder of Registrable Securities may sell under the Registration Statement more Registrable Securities than would be permitted by Rule 144(e) under the Securities Act of 1933 (assuming such securities were subject thereto). In addition, if the Company proposes to register any of its securities by registration under the Securities Act of 1933, it has agreed to include in such registration the Shares requested to be included in such registration by the Investors and the other holders, subject to certain limitations.

     The foregoing description of portions of the Merger Agreement and Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete texts of the Merger Agreement and Registration Rights Agreement, which are incorporated herein by reference. Copies of the Merger Agreement and Registration Rights Agreement are being filed herewith as exhibits.

     Except as set forth above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Executive Officers, Directors and Controlling Person, has any plans or proposals which relate to or would result in the types of transactions set forth in the subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns in the aggregate 6,926,444 Shares, representing approximately 7.1% of the Company's issued and outstanding Shares. (The foregoing calculation is based on 98,081,843 Shares issued and outstanding, which includes 81,803,038 shares issued and outstanding according to the Company's most recent report on Form 10-Q filed May 13, 2002 and the 16,278,805 Shares issued by the Company pursuant to the Merger Agreement.)

(b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of these Shares.

(c) Except as described above, the Reporting Person has not effected any transactions in the securities of the Company during the past sixty days.

(d) Each of the Investors has the right to receive dividends from, and the proceeds from the sale of, Shares held by it.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Items 3 and 4, neither the Reporting Person nor any of the Executive Officers, Directors and Controlling Person is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

     Agreement and Plan of Merger, dated as of February 18, 2002, by and among Celiant Corporation, Andrew Corporation and Ptolemy Acquisition Co.

     Registration Rights Agreement, dated as of June 4, 2002, by and among Andrew Corporation and the stockholders of Celiant Corporation named therein.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2002
                                              PEQUOT CAPITAL MANAGEMENT, INC.


                                              /s/Kevin E. O'Brien
                                              -------------------------------
                                              Kevin E. O'Brien
                                              General Counsel




02720.0001 #330274